Filed Pursuant to Rule 253(g)(2)

File No. 024-10928

HAPPYNEST REIT, INC.

SUPPLEMENT NO. 2 DATED APRIL 7, 2020
TO THE OFFERING CIRCULAR DATED JULY 30, 2019

This Offering Circular Supplement No. 2 (“Supplement No. 2”) supplements our offering circular dated and filed with the Securities and Exchange Commission (the “Commission”) on July 30, 2019 (the “Offering Circular”), which forms a part of our Offering Statement on Form 1-A (File No. 024-10928), relating to the offer and sale by us of up to 5,000,000 shares of our common stock for an initial offering price of $10.00 per share.

Name Change of our Sponsor

The purpose of this Supplement No. 2 is to disclose that on April 6, 2020, our sponsor, Vitellus LLC, a Delaware limited liability company, changed its name to HappyNest Holdings LLC.

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We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. This Supplement No. 2 is not complete without, and may not be delivered or used except in connection with the Offering Circular and Offering Circular Supplement No. 1 dated and filed with the Commission on December 3, 2019, including all exhibits.

We might further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements. You should read the entire Offering Circular, as amended or supplemented, before deciding whether to invest.